EXHIBIT 21

SUBSIDIARIES
OF
CHINA PREMIUM LIFESTYLE ENTERPRISE, INC.

1.	Technorient Limited, a Hong Kong corporation.

2.	Auto Italia Limited, a Hong Kong corporation.

3.	Dalian Auto Italia Car Trading Co., Ltd, a PRC corporation.

4.	Italian Motor (Sales & Service) Limited, a Hong Kong corporation.

5.	King Express Group Limited, a Hong Kong corporation.

6.	Nanjing Auto Italia Car Trading Co., Ltd, a PRC corporation.

7.	CPMM (Asia) Limited, a Hong Kong corporation.

8.	Success Master Holdings Limited, a Hong Kong corporation

9.	German Motors Limited, a Hong Kong corporation